# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEALTHFRONT CORP, CIK 0001524566
CUSIP: 947002101
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 261 HAMILTON AVE, PALO ALTO, California (CA), 94301
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001912628

## Reporting persons
- Ribbit Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ribbit Capital GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ribbit Capital GP II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RTZ Ribbit Opportunity, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,479,267; shared voting power 0; sole dispositive power 5,479,267; shared dispositive power 0; aggregate amount beneficially owned 5,479,267 (3.7% of the class)
- RTZ Ribbit Opportunity GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 5,479,267; shared voting power 0; sole dispositive power 5,479,267; shared dispositive power 0; aggregate amount beneficially owned 5,479,267 (3.7% of the class)
- Meyer Malka: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,252,111; shared voting power 0; sole dispositive power 6,252,111; shared dispositive power 0; aggregate amount beneficially owned 6,252,111 (4.2% of the class)

## Item 1. Issuer
Name of issuer: WEALTHFRONT CORP
Address of issuer's principal executive offices: 261 HAMILTON AVE, PALO ALTO, CA 94301

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Ribbit Capital II, L.P., a Cayman Islands exempted limited partnership ("Fund II"), Ribbit Capital GP II, L.P., a Cayman Islands exempted limited partnership ("GP II"), Ribbit Capital GP II, Ltd., a Cayman Islands limited company ("UGP II"), RTZ Ribbit Opportunity, L.P., a Delaware limited partnership ("RTZ"), RTZ Ribbit Opportunity GP, LLC, a Delaware limited liability company ("RTZ GP") and Meyer Malka ("Malka"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

c/o Ribbit Capital Management
364 University Avenue
Palo Alto, California 94301
Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on such Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 30, 2026, none of Fund II, GP II or UGP II may be deemed to beneficially own any shares of Common Stock of the Issuer.

RTZ directly owns 5,479,267 shares of Common Stock, representing approximately 3.7% of the outstanding Common Stock. RTZ GP, as the general partner of RTZ, may be deemed to have sole power to vote and dispose of these shares.

The Malka Kleiner Revocable Trust dated July 16, 2012 (the "Malka Trust") directly owns 772,844 shares of Common Stock. Meyer Malka, as the trustee of the Malka Trust and as an affiliate of the managing member of RTZ GP, may be deemed to have sole power to vote and dispose the 6,252,111 shares of Common Stock directly owned by the Malka Trust and RTZ, representing approximately 4.2% of the outstanding Common Stock.
Percent of class: See Item 4(a). The percent of class is based upon 149,361,216 shares of Common Stock outstanding following the closing of the Issuer's initial public offering, as disclosed in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on June 12, 2026.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ribbit Capital II, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner of General Partner (08/14/2026)
- Ribbit Capital GP II, L.P.: /s/ Meyer Malka, Meyer Malka, Director of General Partner (08/14/2026)
- Ribbit Capital GP II, Ltd.: /s/ Meyer Malka, Meyer Malka, Director (08/14/2026)
- RTZ Ribbit Opportunity, L.P.: /s/ Meyer Malka, Meyer Malka, Authorized Signatory for Managing Member of General Partner (08/14/2026)
- RTZ Ribbit Opportunity GP, LLC: /s/ Meyer Malka, Meyer Malka, Authorized Signatory for Managing Member (08/14/2026)
- Meyer Malka: /s/ Meyer Malka, Meyer Malka (08/14/2026)